Exhibit 99.11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

	UNITED UTILITIES PLC		both (i) and (ii)

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	IAN DOUGLAS PRIESTNER		N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	IAN DOUGLAS PRIESTNER		UNITED UTILITIES PLC ORDINARY SHARES

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8	State the nature of the transaction

	I D PRIESTNER: ORDINARY SHARES: 21,218 SHARE INCENTIVE PLAN: 1,153 TOTAL: 22,371 ORDINARY (0.0026%)		EXERCISE OF SHARE OPTIONS

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	3,506		N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A

13.	Price per share or value of transaction	14.	Date and place of transaction

	481.16p		1st MARCH, 2006 ENGLAND

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

	I D PRIESTNER: ORDINARY SHARES: 24,724 SHARE INCENTIVE PLAN: 1,153 TOTAL: 25,877 ORDINARY (0.0028%)		1st MARCH, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant	18.	Period during which or date on which it can be exercised

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification P A DAVIES, ASSISTANT COMPANY SECRETARY Date of notification 2nd MARCH, 2006